UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 7, 2019

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In the Matter of

HempTech Corp.
10901 Roosevelt Boulevard
Building C, Suite 1000
Saint Petersburg, FL 33716

File No. 024-10588

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ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

   HempTech Corp. filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the post-qualification amendment be declared abandoned on March 7, 2019.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

        Brent J. Fields
        Secretary